Nektar Therapeutics

455 Mission Bay Boulevard South

San Francisco, California 94158-2117

November 9, 2021

VIA EDGAR

Office of Life Sciences

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mary Mast, Senior Staff Accountant

Re:	Nektar Therapeutics
Form 10-K for the Fiscal Year Ended December 31, 2020 Filed February 26, 2021 Form 10-Q for the Quarterly Period Ended June 30, 2021
Filed August 6, 2021 File No. 000-24006

Dear Ms. Mast:

We are in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 26, 2021, regarding the Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (File No. 000-24006) and the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021 (File No. 000-24006) filed by Nektar Therapeutics, a Delaware corporation (the “Company” or “we”), on February 26, 2021 and August 6, 2021, respectively. Set forth below is the Company’s response to the Staff’s comment set forth in the letter.

Staff Comment:

Form 10-Q for the Quarterly Period Ended June 30, 2021

Note 4 – Co-Development Agreement with SFJ Pharmaceuticals and Development Derivative Liability, page 16

1.	Please provide us with your accounting analysis supporting the classification of this co-development agreement as a derivative liability. As part of your response, please explain how you determined the agreement met the definition of a derivative under ASC 815 as well as your consideration of any applicable scope exceptions. Please also explain how you determined that changes in the fair value of your development derivative liability should be classified as non-operating income/expense in your Statement of Operations given that product development is integral to your operations.

Response:

With regard to the Staff’s comment about our treatment of the SFJ co-development agreement (the “SFJ Agreement”), we respectfully advise the Staff that, as we have previously disclosed in our public filings, SFJ and we have agreed that SFJ will fund up to $150.0 million (the “Funding Commitment”) to conduct a Phase 2/3 study in squamous cell cancer of the head and neck (the “SCCHN Indication” and the “SCCHN Clinical Trial”). We are the sponsor for the SCCHN Clinical Trial, responsible for developing the protocol, data analysis, pharmacovigilance and regulatory activities, including filing the Biologics License Application (“BLA”), if the SCCHN Clinical Trial is successful. SFJ will act as our contract research organization (“CRO”) but will primarily outsource such responsibilities to PPD, which has been our CRO for our bempegaldesleukin program, as well as other third-party vendors. SFJ’s Funding Commitment also includes quarterly payments to us since we are providing resources to conduct the SCCHN Clinical Trial.

As we have previously disclosed in our public filings, in exchange for the Funding Commitment, we will pay SFJ a series of success-based annual payments (collectively, the “Success Payments”) of up to $637.5 million in the event of FDA approval of bempegaldesleukin for first-line metastatic melanoma1 (the “Melanoma Indication”), the SCCHN Indication, or both, and in the event of FDA approval of one additional bempegaldesleukin indication. The SCCHN Clinical Trial also provides for an interim futility analysis. If the success criterion for the interim futility analysis is not met and SFJ winds down the SCCHN Clinical Trial, then the Success Payments, if any, for the Melanoma Indication and/or the additional bempegaldesleukin indication are reduced pro rata based on the costs incurred by SFJ for the SCCHN Clinical Trial over the aggregate commitment of $150.0 million. In the event that bempegaldesleukin is not approved in one or more indications, SFJ will bear the full cost of conducting the clinical trial and has no right to be reimbursed by Nektar.

The Success Payments for the Melanoma Indication and an additional bempegaldesleukin indication are based on registrational trials for bempegaldesleukin in combination with nivolumab under our Strategic Collaboration Agreement with Bristol Myers-Squibb Company (“BMS”). SFJ has no decision-making rights or any involvement in the conduct of this collaboration, the clinical trials or the filing of a BLA for these indications. Because SFJ has a right to consideration based on the results of these studies, we concluded that the SFJ Agreement is outside the scope of a collaborative or research and development arrangement and determined that it is a financing arrangement. SFJ is investing in the overall bempegaldesleukin program through its funding of a trial for which we have no prior efficacy data, and, in return for this risk, has the opportunity to earn a return on investment based on the overall success of bempegaldesleukin, as measured by potential future FDA approvals.

1	The registrational study for first-line metastatic melanoma is being conducted by Bristol Myers-Squibb Company pursuant to our Strategic Collaboration Agreement, as disclosed in Note 8 to our Form 10-Q for the Quarterly Period Ended June 30, 2021.

In our assessment of whether these terms met the definition of a derivative, we considered the definition of a derivative provided by ASC 815-10-15-83, and the related guidance on an underlying, notional amount, payment provision and initial net investment.

815-10-15-83: A derivative instrument is a financial instrument or other contract with all of the following characteristics:

a. Underlying, notional amount, payment provision. The contract has both of the following terms, which determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required:

1.One or more underlyings.

2. One or more notional amounts or payment provisions or both.

b. Initial net investment. The contract requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

c. Net settlement. The contract can be settled net by any of the following means:

1. Its terms implicitly or explicitly require or permit net settlement.

2. It can readily be settled net by a means outside the contract.

3. It provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.

Underlying

815-10-15-88: An underlying is a variable that, along with either a notional amount or a payment provision, determines the settlement of a derivative instrument. An underlying usually is one or a combination of the following:

a. A security price or security price index

b. A commodity price or commodity price index

c. An interest rate or interest rate index

d. A credit rating or credit index

e. An exchange rate or exchange rate index

f. An insurance index or catastrophe loss index

g. A climatic or geological condition (such as temperature, earthquake severity, or rainfall), another physical variable, or a related index

h. The occurrence or nonoccurrence of a specified event (such as a scheduled payment under a contract).

15-89: However, an underlying may be any variable whose changes are observable or otherwise objectively verifiable. An underlying may be a price or rate of an asset or liability but is not the asset or liability itself.

15-90: Reference to either a notional amount or a payment provision is needed in relation to an underlying to compute the contract's periodic settlements and resulting changes in fair value.

Notional Amount

815-10-15-92: A notional amount is a number of currency units, shares, bushels, pounds, or other units specified in the contract. Other names are used, for example, the notional amount is called a face amount in some contracts. The settlement of a derivative instrument with a notional amount is determined by interaction of that notional amount with the underlying. The interaction may be simple multiplication, or it may involve a formula with leverage factors or other constants. As defined in the glossary, the effective notional amount is the stated notional amount adjusted for any leverage factor. If a requirements contract contains explicit provisions that support the calculation of a determinable amount reflecting the buyer’s needs, then that contract has a notional amount. See paragraphs 815-10-55-5 through 55-7 for related implementation guidance. For implementation guidance on identifying a commodity contract's notional amount, see paragraph 815-10-55-5.

Payment Provision

815-10-15-93: As defined in the glossary, a payment provision specifies a fixed or determinable settlement to be made if the underlying behaves in a specified manner. For example, a derivative instrument might require a specified payment if a referenced interest rate increases by 300 basis points.

Initial Net Investment

815-10-15-94: Many derivative instruments require no initial net investment. Some require an initial net investment as compensation for one or both of the following:

a. Time value (for example, a premium on an option)

b. Terms that are more or less favorable than market conditions (for example, a premium on a forward purchase contract with a price less than the current forward price).

Others require a mutual exchange of currencies or other assets at inception, in which case the net investment is the difference in the fair values of the assets exchanged.

15-95: A derivative instrument does not require an initial net investment in the contract that is equal to the notional amount (or the notional amount plus a premium or minus a discount) or that is determined by applying the notional amount to the underlying. For example:

a. A commodity futures contract generally requires no net investment, while purchasing the same commodity requires an initial net investment equal to its market price. However, both contracts reflect changes in the price of the commodity in the same way (that is, similar gains or losses will be incurred).

b. A swap or forward contract generally does not require an initial net investment unless the terms favor one party over the other.

c. An option generally requires that one party make an initial net investment (a premium) because that party has the rights under the contract and the other party has the obligations.

15-96: If the initial net investment in the contract (after adjustment for the time value of money) is less, by more than a nominal amount, than the initial net investment that would be commensurate with the amount that would be exchanged either to acquire the asset related to the underlying or to incur the obligation related to the underlying, the characteristic in paragraph 815-10-15-83(b) is met. The amount of that asset acquired or liability incurred should be comparable to the effective notional amount of the contract. This does not imply that a slightly off-market contract cannot be a derivative instrument in its entirety. That determination is a matter of facts and circumstances and shall be evaluated on a case-by-case basis. Example 16, Case C (see paragraph 815-10-55-166) illustrates the guidance in this paragraph.

We concluded that the SFJ Agreement contains the following four key elements of a derivative as follows:

●	Underlying: The underlyings are the FDA approvals of bempeg in the Melanoma Indication, the SCCHN Indication and another bempegaldesleukin indication, as these approvals trigger the Success Payments, which represent SFJ’s opportunity to earn a return on its investment (payment provision). While the FDA approvals of bempegaldesleukin in the Melanoma Indication and another bempegaldesleukin indication are not related to the conduct of the SCCHN Clinical Trial, there is no requirement that an underlying be related to the consideration provided by SFJ. This type of underlying is consistent with ASC 815-10-15-88(h) for the “occurrence or nonoccurrence of a specified event,” in this case, the FDA approval or non-approval of one or more bempegaldesleukin BLAs.

●	Notional amount or payment provision: The SFJ Agreement contains a payment provision because it specifies fixed payment amounts of up to $637.5 million and the timing of the payments over up to a seven-year period based on the occurrence of the FDA approvals.

●	No initial or nominal net investment: SFJ is not required to and did not make a payment to us at inception, so this requirement has been met. However, we note that SFJ has agreed to the Funding Commitment, which is the consideration in the contract. Accordingly, in theory, if SFJ were to pay us the fair value of the Funding Commitment at inception, we would be in the same economic position. As such, we considered whether this amount of consideration/investment would continue to meet the requirement of ASC 815-10-15-83(b), and note that, since SFJ has the rights to receive the Success Payments and we have the obligation to pay the Success Payments, the arrangement is similar to an option as described in ASC 815-10-15-95(c). Given the magnitude of the Success Payments of $637.5 million as compared to the estimated $114.5 million fair value of Funding Commitment, we concluded that this investment is significantly less than the amount “to incur the obligation related to the underlying” after considering the time value of money, as described in ASC 815-10-15-96. Accordingly, whether one considers the initial net investment to be $0 or the fair value of the Funding Commitment, the requirement in ASC 815-10-15-83(b) is met.

●	Net settlement provision: We are required to pay the Success Payments to SFJ, as the Success Payments represent the payment provision based on the underlying of the FDA approval of bempegaldesleukin. Since the payment is unidirectional, it can only represent a net settlement provision. We concluded that we should not consider the Funding Commitment in our analysis of the net settlement provision, since it represents the consideration/nominal net investment in the contract.

With respect to the scope exceptions for ASC 815-10, as provided in ASC 815-10-15-13, we believe that it is evident that none of the scope exceptions would apply to the SFJ Agreement, other than ASC 815-10-15-13(e) for “Certain contracts that are not traded on an exchange.” Accordingly, we analyzed the guidance in ASC 815-10-15-59 for the application of this scope exception, which states “Contracts that are not exchange-traded are not subject to the requirements of this Subtopic if the underlying on which the settlement is based is any one of the following:”

a. A climatic or geological variable or other physical variable. Climatic, geological, and other physical variables include things like the number of inches of rainfall or snow in a particular area and the severity of an earthquake as measured by the Richter scale. (See Example 13 [paragraph 815-10-55-135].)

No, the FDA approval of bempegaldesleukin is the underlying, which is not a climatic, geological or other physical variable.

b. The price or value of a nonfinancial asset of one of the parties to the contract provided that the asset is not readily convertible to cash. This scope exception applies only if both of the following are true:

1. The nonfinancial assets are unique.

2. The nonfinancial asset related to the underlying is owned by the party that would not benefit under the contract from an increase in the fair value of the nonfinancial asset. (If the contract is a call option, the scope exception applies only if that nonfinancial asset is owned by the party that would not benefit under the contract from an increase in the fair value of the nonfinancial asset above the option’s strike price.)

No, the nature of the underlying in this agreement is an event (ie. a regulatory decision in the form of the occurrence or nonoccurrence of FDA approval), rather than a price or value change of the nonfinancial asset.

Although the FDA approval of bempegaldesleukin would certainly increase the value of the clinical program and the drug compound, the underlying of the approval, in and of itself, is not based on the “price or value” of bempegaldesleukin, but rather on the FDA’s conclusions regarding bempegaldesleukin’s therapeutic benefit.

Finally, we believe that an affirmative response to this criterion, requires yes responses to b, b1 and b2. Even if the responses to b1 and b2 are “yes,” given the response above in b, we do not believe this transaction meets this scope exception.

c. The fair value of a nonfinancial liability of one of the parties to the contract provided that the liability does not require delivery of an asset that is readily convertible to cash.	No, the FDA approval of bempegaldesleukin is the underlying, which is not related to a nonfinancial liability.
d. Specified volumes of sales or service revenues of one of the parties to the contract. (This scope exception applies to contracts with settlements based on the volume of items sold or services rendered, for example, royalty agreements. This scope exception does not apply to contracts based on changes in sales or revenues due to changes in market prices.)	No, the FDA approval of bempegaldesleukin is the underlying, which is not based on the volume of sales of bempegaldesleukin.

With respect to the Staff’s question about the income statement presentation for the change in the fair value of the development derivative liability, we respectfully advise the Staff that we present the costs incurred by SFJ as it conducts the SCCHN Clinical Trial within Research and development expense within our Statement of Operations, since we concur with the Staff that clinical trial costs are part of our “major ongoing or central operations” as provided by Financial Accounting Concepts 6.

Over the life of the SFJ Agreement, the cumulative amount recognized for the remaining change in the fair value of the derivative liability will equal the difference between the costs incurred by SFJ to conduct the SCCHN Clinical Trial and the aggregate amount of Success Payments, if any, that we pay to SFJ upon approval. This change in the fair value of the development derivative liability, which we present within nonoperating income/expense, is determined by our quarterly updates to our assumptions regarding the probability success for the FDA approval of bempegaldesleukin, the probability of success for the interim futility analysis for the SCCHN Clinical Trial, and the discount rates used in estimating the fair value of the liability. We accrete this change in the fair value of the derivative liability based on the discounted cashflows over the passage of time associated with the development period and the related funding.

We concluded that this change in fair value reflects a gain or loss on the financing of the SCCHN Clinical Trial in that SFJ is acting as an investor in our bempegaldesleukin program through its Funding Commitment and bears the risks and rewards of its investment based on the success of bempegaldesleukin as measured by the FDA approval of bempegaldesleukin, including approvals based on studies conducted under our Strategic Collaboration Agreement with BMS and in which SFJ has no involvement. Accordingly, we concluded that it is appropriate to present this component of the change in fair value of the development derivative liability within non-operating income/expense. We have consistently presented the income statement effects of financing transactions as non-operating income/expense, including our non-cash interest expense on the sales of future royalties2, our interest expense on our Senior Secured Notes3 and interest income on our investments in marketable securities.

* * * * *

The Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2	Please see Note 7 to our Form 10-K for the period ended December 31, 2020 for additional information.
3	Please see Note 5 to our Form 10-K for the period ended December 31, 2020 for additional information.

If you have additional questions, please do not hesitate to contact the undersigned at (415) 482-5570 or Jillian B. Thomsen, Senior Vice President, Finance and Chief Accounting Officer, at (415) 482-5555.

Sincerely,

/s/ Gil M. Labrucherie
Gil M. Labrucherie
Senior Vice President and Chief Financial Officer

cc:
Jillian B. Thomsen, Senior Vice President, Finance and Chief Accounting Officer of Nektar Therapeutics
Mark A. Wilson, Senior Vice President and General Counsel of Nektar Therapeutics
Mitchell Bloom, Esq., Goodwin Proctor LLP